Exhibit 2

PROXY STATEMENT
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SILICOM LTD.
8 Hanagar St.
Kfar Sava
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
July 31, 2013

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, July 31, 2013, at 12:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 27, 2013. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview, but they will not receive additional compensation for these services.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on July 2, 2013 are entitled to vote at the Meeting. On June 25, 2013 7,115,013 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, August 7, 2013 at 12:00 Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), the adoption of Proposal 1 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective proposal does not exceed two percent of the aggregate voting rights in the company.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 1 (please see the definition of the term “Personal Interest” below under the description of the proposal).  If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to Proposal 1 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of June 25, 2013, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 7,115,013 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name and Address	Number of Shares Owned	Percent of Class
Zohar Zisapel(1)	1,511,722	21.25%
Wellington Management Company, LLP (2)	542,577	7.63%
Yelin Lapidot Holdings Management Ltd.(3)	467,941	6.58%
All directors and officers as a group	1,728,250	24.29%

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(1)	As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.
(2)
As reported on the Schedules 13G filed by each of Wellington Management Company, LLP (“Wellington Management”) and Wellington Trust Company, NA (“Wellington Trust”, and collectively with Wellington Management, “Wellington”) with the Securities and Exchange Commission on February 14, 2013, Wellington in its capacity as investment adviser may be deemed to beneficially own 542,577 Ordinary Shares of the Company, and has shared power to vote and dispose of (or to direct such actions) such Ordinary Shares.  Wellington has reported that it filed the Schedules 13G in its capacity as investment adviser, and the Ordinary Shares of the Company are owned of record by clients of Wellington, who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such Ordinary Shares, and that no such ultimate client of Wellington is known to have such right or power with respect to more than five percent of the Ordinary Shares of the Company.

(3)
As reported directly to the Company by Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (“Yelin Lapidot”) in various correspondence (with the most recent letter being dated June 23, 2013), 467,941 Ordinary Shares of the Company are beneficially owned by Yelin Lapidot via two of its subsidiaries, Yelin Lapidot Provident Funds Management Ltd. which holds 196,490 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 271,451 Ordinary Shares of the Company.

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PROPOSAL 1

PROPOSAL TO APPROVE THE COMPANY’S COMPENSATION POLICY

Background

On December 12, 2012, Amendment Number 20 to the Companies Law (“Amendment 20”) became effective. Amendment 20 revised the approval process of arrangements with “Office Holders” (i.e., the chief executive officer, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or other manager directly subordinate to the chief executive officer) as to their Terms of Service and Employment.

Under Amendment 20 “Terms of Service and Employment” is now defined as, with respect to an Officer Holder, their  terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Severance Grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Office Holder.  “Severance Grants” are defined in Amendment 20 as a grant, payment, compensation or any other benefit granted to an Office Holder in connection with the termination of his position in the Company

General

Among its other provisions, Amendment 20 requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of Office Holders (or the “Compensation Policy”), on or before September 12, 2013, after taking into consideration the recommendations of the compensation committee of the board of directors of such company. Amendment 20 further provides for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.

Amendment 20 provides, however, that a company’s board of directors may approve a Compensation Policy even in the event it was not approved by the shareholders; provided that the compensation committee, and thereafter the board of directors of the company, will have determined, based on detailed reasoning, and after having re-examined the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is for the benefit of the company.

Amendment 20 provides that the Compensation Policy will be adopted and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the Office Holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the Office Holder to the attainment of the company’s goals and to the achievement of its profits, all with a long term view and in accordance with the position of the Office Holder.

Compensation Committee

Our Board of Directors has established, in accordance with the requirements of Amendment 20, a Compensation Committee whose responsibilities are set forth in the Companies Law. The composition of the Compensation Committee is as set forth in the Companies Law, which currently states that it be comprised of at least three directors, including all of a Company’s independent “External Directors” (as such are defined in the Companies Law), who must constitute a majority of the committee. One of the External Directors serving on the Compensation Committee shall act as its Chairperson.  All other members of the Compensation Committee must be directors (a) whose Terms of Office and Employment are otherwise consistent with those of External Directors at Israeli publicly traded companies; and (b) are not otherwise ineligible under the Companies Law to serve on such committee.

NASDAQ Listing Rules and Home Country Practices

Under the NASDAQ Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law - 1999 in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, Office Holder compensation, and any required shareholders approval of such compensation.  Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as will be required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter.

Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law.  Furthermore, the compensation of Office Holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law.  The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law.   Thus, we will seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain Office Holder compensation, rather than seeking approval for such corporation actions in accordance with NASDAQ Listing Rules.

Silicom Executive Compensation Policy

Following the recommendation of our Compensation Committee, our Board of Directors approved, and recommends that our shareholders approve, a Compensation Policy in accordance with the provisions and requirements of Amendment 20, in the form of the “Executive Compensation Policy” attached hereto as Annex A. The proposed Executive Compensation Policy includes, among other issues prescribed by Amendment 20, a framework for establishing the Terms of Office and Employment of the Office Holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of Office Holders.

Our Compensation Committee and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns Office Holders’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building and maintaining a sustainable company. Our Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain superior employees in key executive positions, and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives in our industry and the broader marketplace from which we recruit and compete for talent. Our Board of Directors believes that the proposed Executive Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above, as well as within the Executive Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to approve the Silicom “Executive Compensation Policy” in the form attached as Annex A to the Proxy Statement.”

Pursuant to the Companies Law, approval of Proposal 1 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his or her vote to be counted with respect to this Proposal 1. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 1, such shareholder’s vote with respect to this Proposal 1 will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.  Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Companies Law allows our Board of Directors to approve the Executive Compensation Policy even in the event it was not approved by our shareholders; provided that our Compensation Committee and thereafter the Board of Directors have determined, based on detailed reasoning, and after having re-examined the Executive Compensation Policy, that the approval of the Executive Compensation Policy, in spite of the objection of the Company’s shareholders, is for the benefit of the Company.

The Board of Directors, recommends a vote FOR approval of the Silicom “Executive Compensation Policy” in the form attached as Annex A hereto.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

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Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. This proxy statement is also available on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 26, 2013. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  JUNE 26, 2013,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: June 26, 2013

Annex A

Silicom Ltd.

Executive Compensation Policy

Purpose

The purpose of the Silicom Ltd. ("Silicom") Executive Compensation Policy (the "Policy") is to describe Silicom's overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel's Companies Law, (the "Companies Law") and reflects the specific compensation requirements and limitations as set forth in the Companies Law. This Policy applies to the compensation arrangements of all of Silicom's directors and executive officers, including all office holders (as defined in the Companies Law) (collectively, the "Executives").

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the "Compensation Committee") and approved by the Board of Directors and Silicom's shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.  All of Silicom's External Directors (within the meaning of the Companies Law) will be appointed as members of the Compensation Committee, and shall constitute a majority of the Compensation Committee members.  The Chairman of the Compensation Committee shall be an External Director.

Overall Strategy

Silicom believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Silicom’s interests and its overall financial and strategic objectives, rewards performance, maintains a reasonable wage structure throughout the organization and reinforces a culture that management believes will promote the long-term success of Silicom.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry, and in particular in the IT, Internet   and Technology industries.

In support of this goal, Silicom's executive compensation practices are designed to meet the following objectives:

•	align incentives, the board determined performance targets and equity grants, with Silicom’s fiscal performance as well as achievement of strategic objectives that create shareholder value;

•	retain and encourage high potential team players to build a career at the Company;

•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and

•	design a balanced approach to compensation that properly aligns incentives with company performance and shareholder value and does not promote inappropriate risk taking.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;

•	the Executive's position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market;

•	compensation for comparably situated executives;

•	the Executive's expected contribution to Silicom's future growth and profitability;

•
the relation between the employment terms of the Executive and the average and median compensation of Silicom's employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

Executive Compensation Framework

Silicom provides fair and equitable compensation for its Executives by combining several compensation elements.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law.  Executives, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

Silicom pays Executives, other than non-employee directors, a compensation package that combines a base salary, a cash bonus, equity-based long-term incentives and other benefits.

Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid  cash compensation for board and any committee member services, as applicable, in accordance with the amounts which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 enacted pursuant to the Companies Law.  We do not grant any variable bonus or equity based compensation, nor any separation payments to our non-employee directors.

Recoupment Policy

To reflect sound corporate governance, Silicom’s recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid during the previous three years on the basis of financial data included in Silicom's financial statements in any fiscal year that were found to be inaccurate and were subsequently restated

In such event, Silicom will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards.

The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to Silicom.

Variable Pay

All Executives other than non-employee directors will be incentivized through a program that sets performance targets based on their role and scope.  Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year.

The performance targets and the maximum variable components payable to each Executive (other than directors) shall be presented and recommended by Silicom's Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.  The performance targets and the maximum variable components payable to any employee Executives who are also directors shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Silicom's shareholders.

All Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders.  The maximum value of the variable compensation components shall not exceed eighty percent of each Executive's total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Silicom Executives shall not exceed two percent of Silicom’s market cap.

In determining performance targets for Executives and the cash bonus and equity-based long-term incentives payable to each Executive, consideration should be given to promote Silicom's goals and to ensure that a significant portion of the variable components be determined based on measureable criteria.  A non-significant portion of the variable components may be based on non-measureable criteria taking into account the Executive's contribution to Silicom.

Examples of performance targets that will be considered include:

•	financial results;
•	sales results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	shareholder value;
•	execution of projects; and
•	attainment to milestones.

Unless otherwise specified in the terms of the variable compensation of an Executive, the Board of Directors shall not have discretion to unilaterally reduce such Executive's variable compensation.

Equity compensation may be granted in any form permitted under Silicom's equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock.  Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of between two to four years.  Silicom does not have any equity ownership guidelines that require any of our Executives to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant.  The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.  The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

The Chairman of the Board of Directors together with the President and Chief Executive Officer is entitled to recommend granting special incentives to Executives, subject to the approval of the Compensation Committee and the Board of Directors.

Separation Payments

As a matter of policy Silicom does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations.  Should the Company elect to make a separation payment to a departing Executive, and other than as stated below with respect to the separation payments to be provided to Silicom’s Active Chairman of the Board and  its President and Chief Executive Officer, such payment may not exceed an amount equal to 12 months’ pay of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.  In December 2007 our Audit Committee and Board of Directors approved severance arrangements for the Active Chairman of the Board and the President and Chief Executive Officer which provide for extended notice provisions and severance payments in the event of termination. The arrangements, details of which can be found under Proposals 2 and 3 in the Proxy Statement filed as Exhibit 2 to Form 6-k filed by Silicom with the Securities and Exchange Commission (“SEC”) on December 13, 2007, were also approved by our shareholders in January 2008, and remain in effect.

Indemnification and Insurance

The articles of the association of Silicom permit the Company to indemnify its Executives and to procure directors and officers insurance (“D&O Insurance”) for its Executives to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.  All of our Executives continue to be party to an indemnification agreement with the Company as attached as Appendix A to the Proxy Statement included as Exhibit 2 to the Form 6-k filed by the Company with the SEC on March 1, 2012.  The Company continues to renew a D&O Insurance policy covering all Executives of the Company.

Going forward, and upon approval of this Policy as required pursuant to the Companies Law, any change to the Executive indemnification agreement and/or the D&O Insurance, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or D&O Insurance (provided that such changes apply equally to Executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be three years as of the date of its adoption.  Following such three year term, this Compensation Policy will be brought to the shareholders for approval.

Adopted: ________, 2013